SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 29, 2012

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

Third Quarter 2012 Results

Buenos Aires, October 25, 2012 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the third quarter ended September 30, 2012.

Petrobras Argentina’s net income for 2012 third quarter was a P$323 million gain. In 2011 third quarter the Company recorded a positive net income of P$66 million.

Petrobras Argentina’s net income for 2012 nine-month period ended September 30, 2012 was a P$614 million gain. Net income for 2011 nine-month period ended September 30, 2011 amounted to P$808 million.

Income Statement

Net sales

Gross Profit

Equity in earnings of affiliates

Operating Income

Financial income (expense) and holding gains (losses)

Balance Sheet

Cash Flow Statement

(Consolidated Information) (in millions of pesos)	(Three-Months Period) IIIQ 12	IIIQ 11	(Nine-Months Period) Sep-12	Sep-11
Net Result	347	67	650	809
Equity in earnings of affiliates	(135)	(24)	(58)	(96)
Financial income and holding gains, net	(71)	(30)	(189)	(92)
Depreciation of property, plant and equipment	488	347	1,234	875
Income tax	188	28	423	108
Income tax paid	(249)	(4)	(301)	(5)
Accrued interest	51	39	143	158
Interest paid	-	(7)	(91)	(128)
Dividends Collected	1	18	14	383
Operations in Ecuador	-	-	61	209
Sale of equity interest	-	-	-	(706)
Others	(42)	279	288	70
	578	713	2,174	1,585
Acquisition of property, plant and equipment	(573)	(549)	(2,506)	(1,326)
Loans payment	(9)	(307)	(17)	(1,748)
Loans	(49)	(3)	(48)	4
Others	219	24	402	804
Effect of exchange rate change	8	19	45	71
Increase (decrease) in cash	174	(103)	50	(610)
Cash and cash equivalents at beginning	1,068	1,606	1,192	2,113
Cash and cash equivalents at end	1,242	1,503	1,242	1,503

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

- In 2012 quarter net sales increased P$628 million to P$1,642 million.

Oil sales totaled P$1,424 million in 2012 quarter and P$824 million in 2011 quarter. Consolidation of Petrolera Entre Lomas S.A.'s operations as from June 1, 2012 resulted in the recognition of P$354 million sales in 2012 quarter. Excluding these effects, oil sales increased 30% to P$1,070 million in 2012 quarter, mainly as a result of an improvement in average sales prices.

The good results from the drilling campaign in the Neuquén Basin and the start of operations of a crude oil treatment plant in the Austral basin allowed to reverse the effects of the natural decline of mature fields in Argentina. Sales volumes, however, were similar in both quarters because the Company had to reduce production in the Austral basin for logistics reasons in the dispatch terminal.

Gas sales increased 15% to P$196 million in 2012 quarter. Consolidation of Petrolera Entre Lomas S.A.'s operations as from June 1, 2012 resulted in the recognition of P$19 million sales in 2012 quarter. Excluding these effects, gas sales increased P$7 million to P$177 million in 2012 quarter, mainly as a result of an improvement in average sales prices, derived from recognition of increased non-conventional gas production prices (Gas Plus) in the Neuquén basin. These positive effects were partially offset by a drop in sales volumes as a result of a lower production derived from the natural decline of mature fields in the Austral basin.

- Gross profit totaled P$451 million in 2012 quarter and P$239 million in 2011 quarter. Gross profit in 2012 quarter was P$153 million as a result of the consolidation of Petrolera Entre Lomas S.A.’s operations. Excluding these effects, gross profit in 2012 quarter increased P$59 million to P$298 million and margin on sales declined to 23.5% in 2012 quarter from 33.1% in 2011 quarter. This improvement is primarily attributable to the rise in the lifting cost, which could only be partially passed through to sales prices.

Refining and Distribution

- In 2012 quarter sales increased P$128 million to P$1.814 million, partially due to the recovery in refined product prices and a rise in oil sales, partially offset by lower sales volumes as a consequence of the transfer of the catalytic reformer plant to the Petrochemicals segment, which in 2012 quarter accounted for 117.8 thousand cubic meters and sales of P$195 million.

Excluding the effects of the transfer of the catalytic reformer plant, in 2012 quarter, total sales volumes of refined products decreased 5.9% to 491.9 thousand cubic meters in 2012 quarter, mainly as a consequence of a lower diesel oil demand.

Crude oil sales to third parties increased P$212 million in 2012 quarter, as a result of the combined effect of increased sales volumes and an improvement in average sales prices.

- Gross profit decreased to P$94 million in 2012 quarter from P$191 million in 2011 quarter, with sales margins of 5.2% and 11.3%, in 2012 and 2011 quarters, respectively. This decline is mainly attributable to the increase in the costs for the purchase of oil and other products, which could only be partially passed through to sales prices.

Petrochemicals

- Net sales rose P$275 million to P$795 million in 2012 quarter, mainly due to sales of P$307 million by the catalytic reformer plant, which were shown in the Refining and Distribution segment in 2011 quarter.

Styrenic products sales revenues in Argentina decreased P$32 million to P$488 million in 2012 quarter, due to the combined effect of a 3.4% decline in average sales prices as a result of the drop in international reference prices and a 2.8% decline in sales volumes mainly in exports due to the loss of competitiveness derived from the decline in international spreads and the rise in costs.

-

Gross profit totaled P$59 million in 2012 quarter and P$65 million in 2011 quarter, and gross margin on sales declined to 7.4% in 2012 quarter from 12.5% in 2011 quarter. The decline in gross margin is mainly attributable to styrenic products in Argentina, with a combined negative effect of increased production costs and lower sales average prices, partially offset by gross profit attributable to the incorporation of the catalytic reformer plant operations in 2012 quarter.

Gas and Energy

Marketing and Transportation of Gas

- In 2012 quarter, sales revenues decreased P$19 million to P$310 million, mainly as a consequence of a decline in revenues from liquid fuel sales.

Revenues from liquid fuel sales decreased P$24 million to P$60 million in 2012 quarter, as a result of the combined effect of a decline in sales volumes, due to a reduced availability of gas to be processed in 2012 quarter, and a decrease in average sales prices in line with international reference prices.

Gas sales revenues increased P$5 million to P$245 million in 2012 quarter, mainly due to an improvement in average sales prices, attributable to the recognition of increased non-conventional gas production prices (Gas Plus) in the Neuquén basin, partially offset by a decline in sales volumes, which totaled 288 million cubic feet per day in 2012 quarter and 335 million cubic feet per day in 2011 quarter.

- Gross profit reflected gains of P$26 million and P$52 million in 2012 and 2011 quarters, respectively. This decline is mainly attributable to the rise in production costs and, to a lesser extent, a drop in natural gas sales volumes and a decline in average sales prices of liquid fuels and the impact of a charge established by Resolution No. 2,067 issued by the Secretary of Energy on transportation costs for the liquid fuel business. These negative effects were partially offset by the improvement in non-conventional gas sales prices.

Electricity Generation

- In 2012 quarter, net sales for electricity generation rose P$58 million to P$443 million, mainly as a result of an 11.2% improvement in sales volumes.

Net sales attributable to Genelba Power Plant decreased P$7 million to P$213 million in 2012 quarter, basically as a consequence of a decline in average sales prices, partially offset by an increase in sales volumes to 1,439 GWh in 2012 quarter from 1,319 GWh in 2011 quarter. Average sales price dropped 11.3% to P$148 per MWh in 2012, mainly because recognition in operation and maintenance costs and power price was reduced as a result of the expiration of the Generators Agreement.

Net sales attributable to Genelba Plus Power Plant rose P$41 million to P$115 million in 2012 quarter, mainly due to an increase in energy sold under contracts from 238 Gwh in 2011 quarter to 278 Gwh in 2012 quarter.

Net sales attributable to Pichi Picún Leufú increased P$5 million to P$38 million in 2012 quarter, because energy sales rose to 292 GWh in 2012 quarter from 252 GWh in 2011 quarter. Average sales prices were similar in both quarters, nearing P$130 per MWh.

- Gross profit for electricity generation declined P$11 million to P$80 million in 2012 quarter, basically due to the cap spot price for energy, the increase in Genelba and Genelba Plus Power Plants dollar-denominated costs, and the effects of the expiration of the Generators Agreement which had a positive impact on Genelba Power Plant’s results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 10/29/2012

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney